UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 28, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CURO Group Holdings Corp.

File No. 1-38315 - CF#36613

   CURO Group Holdings Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 6, 2018.

   Based on representations by CURO Group Holdings Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through August 2, 2021
Exhibit 10.2	through August 2, 2021
Exhibit 10.3	through August 2, 2021

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary